

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

<u>Via E-mail</u>
Mr. Joko Toshikazu
Principal Executive Officer
NSJ-US. Co., Ltd.
Kitahama Bldg., 2F, 1-7-19, Imabashi
Chuo-ku, Osaka, Japan

> **Re:** **NSJ-US. Co., Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 15, 2012**
> **File No. 333-177249**

Dear Mr. Toshikazu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Security Ownership Of Certain Beneficial Owners And Management, page 19</u>

1. It appears that the figure presented as "All executive officers and directors as a group" includes the shares held by Tatsuo Nakanishi, who is not disclosed as an officer or director. We also note that Sumiyo Nakanishi disclaims beneficial ownership of the shares attributed to her, but that the selling shareholders table on page 14 indicates that she plans to sell 10,000 of her 110,000 shares. Please revise as appropriate. In addition, revise the selling shareholder's table to disclose that Sumiyo Nakanishi is an employee of the company.

<u>Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 29</u>

<u>Overview, page 29</u>

2. The disclosure added in response to comment 12 from our letter dated January 31, 2012 indicates that you rely on the Robot Locator supplier to provide installation services of the equipment you sell. Address your ability to compete against your U.S. competitors given the additional costs you will incur under your outsourcing arrangements. Specifically address the fact that the supplier will presumably incur significant travel expenses to set up systems you sell in the United States. We note that travel expenses constituted $12,000 of the $88,180 in installation costs for the Takeda-Taban Environmental Global Solutions sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Michael T. Williams, Esq.
        Williams Law Group, P.A.